Exhibit 21
HUBBELL INCORPORATED AND SUBSIDIARIES
LISTING OF SIGNIFICANT SUBSIDIARIES

	State or Other	Percentage
	Jurisdiction of	Owned By
	Incorporation	Registrant
Artesanias Baja, S.A. de C.V.	Mexico	100%
Bel Manufacturera, S.A. de C.V.	Mexico	100%
Dual-Lite Manufacturing Inc.	Delaware	100%
Fabrica de Pecas Electricas Delmar LTDA.	Brazil	100%
GAI-Tronics Corporation	Delaware	100%
Gleason Reel Corp.	Delaware	100%
Haefely Test AG	Switzerland	100%
Harvey Hubbell Caribe, Inc.	Delaware	100%
Hipotronics, Inc.	Delaware	100%
Hubbell Building Automation, Inc.	Texas	100%
Hubbell Canada LP	Canada	100%
Hubbell de Mexico, S.A. de C.V.	Mexico	100%
Hubbell Distribution, Inc.	Delaware	100%
Hubbell Incorporated (Delaware)	Delaware	100%
Hubbell Industrial Controls, Inc.	Delaware	100%
Hubbell Lighting, Inc.	Connecticut	100%
Hubbell Limited	United Kingdom	100%
Hubbell Power Systems, Inc.	Delaware	100%
Progress Lighting, Inc.	Delaware	100%
Pulse Communications, Inc.	Virginia	100%